SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form  20-F  ☒             Form  40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T

Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T

Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated March 11, 2014 in respect of the Notice of Annual General Meeting.

2	Circular dated March 11, 2014 in relation to the Proposed General Mandate to Buy Back Shares and Proposed Adoption of the New Share Option Scheme.

3	Announcement dated March 11, 2014 in relation to Notice to Holders of the Convertible Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 11, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the “Meeting”) of China Unicom (Hong Kong) Limited (the “Company”) will be held on 16 April 2014 at 3:00 p.m. at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2013.

2.	To declare a final dividend for the year ended 31 December 2013.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2014.

4.	To re-appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2014.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5.	“THAT:

(A)	subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares (“Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B)	the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”

6.	“THAT:

(A)	subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B)	the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C)	the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the total number of Shares in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10 per cent of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

7.	“THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution.”

8.	“THAT conditional on the Stock Exchange granting approval of the listing of and permission to deal with Shares which fall to be issued pursuant to the exercise of subscription rights attaching to any options granted (the “Option Shares”) under the Company’s new share option scheme (principal terms of which are set out in the summary included in the circular of the Company enclosed with the 2013 annual report under “Appendix II – Summary of the Principal Terms of the New Share Option Scheme” and the terms of which are set out in the printed document marked “A” produced to the Meeting and for the purpose of identification signed by the Chairman hereof) (the “New Share Option Scheme”), the New Share Option Scheme be and is hereby approved to be the share option scheme for the Company and that the Board of Directors (or a duly authorised committee thereof or such other committee as the Board of Directors may authorise) be and is hereby authorised to (i) grant options during the term of the New Share Option Scheme; (ii) to allot and issue Option Shares pursuant to the exercise of such options in accordance with the terms of the New Share Option Scheme; and (iii) to take all such steps as may be necessary or desirable to implement the New Share Option Scheme.”

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 11 March 2014

Notes:

1.	Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	The Directors have recommended a final dividend for the year ended 31 December 2013 of RMB0.16 per share (the “2013 Final Dividend”) and subject to the passing of the Resolution 2 above, the 2013 Final Dividend is expected to be paid in Hong Kong dollars on or about 15 May 2014 to those shareholders whose names appear on the Company’s register of shareholders on 29 April 2014.

4.	The register of members of the Company will be closed during the following periods:

(1)	from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the Meeting (and any adjournment thereof). In order to qualify for attendance and voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4: 30 p.m. of 11 April 2014; and

(2)	from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2013 Final Dividend. In order to qualify the proposed 2013 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 April 2014.

5.	In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Lu Yimin, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. John Lawson Thornton will retire by rotation at the Meeting and, being eligible, offer themselves for re-election. Personal particulars of the Directors for re-election and their proposed remuneration are set out in the 2013 annual report of the Company.

6.	In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to buy back Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2013 annual report (the “Circular”).

7.	In relation to the Ordinary Resolution set out in item 8, a summary of the principal terms of the New Share Option Scheme necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the New Share Option Scheme, as required by the Listing Rules, will be set out in the Circular.

8.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and the Stock Exchange’s websites after the Meeting.

9.	Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:	Registered office:
Chang Xiaobing	75th Floor, The Center
Lu Yimin	99 Queen’s Road Central
Tong Jilu	Hong Kong
Li Fushen

Non-executive Director:
Cesareo Alierta Izuel

Independent Non-executive Directors:
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin
Law Fan Chiu Fun Fanny
11 March 2014

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATE TO BUY BACK SHARES

AND PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the forthcoming AGM of the Company, including the ordinary resolutions granting the Board general mandate to buy back shares of the Company and approving the adoption of the new share option scheme of the Company.

2.	PROPOSED GENERAL MANDATE TO BUY BACK SHARES

A general mandate was granted to the Board to exercise the power of the Company to buy back Shares on the last annual general meeting of the Company held on 21 May 2013. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to buy back Shares in the Company with an aggregate number of Shares not exceeding 10% of the total number of Shares in issue.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for buy-back of shares, is set out in Appendix I to this circular.

A resolution as set out in item 7 of the AGM Notice will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number representing the aggregate number of Shares bought back pursuant to the Buy-back Mandate.

3.	PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME

On 1 June 2000, the Company adopted a share option scheme of the Company which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the “Previous Share Option Scheme”). Pursuant to the Previous Share Option Scheme, the Directors were authorised to grant to eligible participants options to subscribe for shares in the capital of the Company. The Previous Share Option Scheme had a term of 10 years and expired on 21 June 2010.

Following the expiry of the Previous Share Option Scheme, no further share options can be granted under the Previous Share Option Scheme, however the provisions of the Previous Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Previous Share Option Scheme.

In light of the expiry of the Previous Share Option Scheme and in order to enable the Directors to continue to grant share options to eligible participants, the Directors wish to take the opportunity at the AGM to seek shareholders’ approval for the New Share Option Scheme.

The purpose of the New Share Option Scheme is to recognise the contribution that certain individuals have made to the Group, to attract and retain the best available personnel and to promote the success of the Group. The achievement of this purpose is facilitated by the terms of the New Share Option Scheme, which allow the Directors to determine the Eligible Participants to be granted Options; the terms on which the Options are granted, including the minimum period for which the Options must be held and any performance criteria that must be satisfied by the Eligible Participant before the Options can be exercised; and the Subscription Price of the Options (subject to the minimum subscription price prescribed by the rules of the New Share Option Scheme). This discretion would enable the Directors to grant Options as appropriate to the Eligible Participants, based on factors such as their working experience, industry knowledge and their past and/or expected contribution to the development and success of the Group.

The New Share Option Scheme shall take effect subject to (i) the obtaining of all necessary approvals from the relevant regulatory authorities; (ii) the passing of an ordinary resolution of the Company to approve and adopt the New Share Option Scheme and to authorise the Board to grant Options pursuant to the New Share Option Scheme and to allot and issue Shares pursuant to the exercise of any Options; and (iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares to be allotted and issued pursuant to the exercise of any Options.

An application has been made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the new Shares which may be issued pursuant to the exercise of the Options which may be granted pursuant to the New Share Option Scheme.

As at the Latest Practicable Date, 23,784,084,796 Shares were in issue and outstanding. Subject to the passing of the resolution approving the adoption of the New Share Option Scheme and on the basis of such figure (and assuming no Shares are issued or bought back after the Latest Practicable Date and up to the date of passing the relevant resolution), the Directors would be authorised to grant Options in respect of up to 2,378,408,479 Shares, representing approximately 10% of the total number of issued Shares as at the date of the resolution approving the New Share Option Scheme.

As of the date of this circular, no Option had been granted or agreed to be granted by the Company pursuant to the New Share Option Scheme.

None of the Directors is a trustee of the New Share Option Scheme or has a direct or indirect interest in the trustee of the New Share Option Scheme.

The Directors consider that it is not appropriate or helpful to the Shareholders to state the value of all Options that can be granted pursuant to the New Share Option Scheme as if they had been granted on the Latest Practicable Date. The Directors believe that any statement regarding the value of the Options as at the Latest Practicable Date will not be meaningful to the Shareholders since the Options to be granted are not be assignable and no holder of the Options may sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option. In addition, the calculation of the value of the Options is based on a number of variables such as the Subscription Price, the Option Period, interest rate, expected volatility and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

The full terms of the New Share Option Scheme may be inspected at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong from the date of this circular up to and including the date of the AGM.

A summary of the principal terms of the New Share Option Scheme, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 8 of the AGM Notice for the approval of the adoption of the New Share Option Scheme, is set out in Appendix II to this circular.

4.	ANNUAL GENERAL MEETING

The AGM will be convened at 3:00 p.m. on 16 April 2014 at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, at which, among other things, the proposed general mandate to buy back shares and the proposed adoption of the New Share Option Scheme will be considered and approved, if thought fit. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed form of proxy to the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

5.	RECOMMENDATION

The Board considers that the ordinary resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. The Board also considers that it is in the interests of the Company and the Shareholders to grant the proposed general mandate to buy back Shares to the Board and to adopt the New Share Option Scheme. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“Adoption Date”	16 April 2014, being the date on which the New Share Option Scheme is conditionally adopted by ordinary resolution of the Shareholders in general meeting

“AGM”	the Annual General Meeting of the Company to be held on 16 April 2014 at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong

“AGM Notice”	notice of the AGM dated 11 March 2014

“associate”	has the meaning ascribed to it in the Listing Rules

“Auditors”	the auditors for the time being of the Company

“Board”	the board of directors of the Company

“Board Lot”	the board lot in which Shares are traded on the Stock Exchange from time to time

“Business Day”	any day on which the Stock Exchange is open for the business of dealing in securities

“Buy-back Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time

“Companies (Winding Up) Ordinance”	the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended from time to time

“Company”	China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Effective Date”	the date on which the New Share Option Scheme becomes unconditional

“Effective Options”	the Options granted pursuant to the New Share Option Scheme and which have vested in the Grantee in accordance with the relevant Vesting Schedule and performance criteria

“Eligible Participant”	any Director (including a Non-executive Director), any director of any subsidiary of the Company and any employee of the Group who the Board considers, in its absolute discretion, has contributed or will contribute to the Group, subject to any mandatory requirement on the New Share Option Scheme imposed by the relevant regulatory authorities

“Grantee”	any Eligible Participant who accepts an Offer in accordance with the terms of the New Share Option Scheme or, where the context so permits, a person who is entitled to any such Option in consequence of the death of the original Grantee or the legal personal representative of such person or, in the case of Incapacity, the Eligible Participant’s legal personal representative

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Incapacity”	permanent and entire incapacity, whether or not caused during work, as determined in accordance with the standards formulated by the Company

“inside information”	has the meaning ascribed to it in the Listing Rules

“Latest Practicable Date”	27 February 2014

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mandatory Moratorium”	any prohibition on the exercise of any Effective Option, the imposition of which is not made by nor within the control of the Company. For the avoidance of doubt and by way of illustration, this includes any mandatory prohibition on the exercise of any Option imposed by the relevant regulatory authorities

“Mandatory Moratorium Period”	the period of time during which the exercise of an Effective Option is subject to a Mandatory Moratorium

“Mandatory Transfer”	a termination of employment of a Transferred Employee by a member of the Group

“New Approval Date”	has the meaning ascribed to it in paragraph 5.2 of Appendix II

“New Share Option Scheme”	the new share option scheme adopted by the Company if the ordinary resolution set out item 8 of the AGM Notice is passed

“Non-executive Director(s)”	the non-executive directors of the Company, which include the independent non-executive directors of the Company

“Notice of Grant”	has the meaning ascribed to it in paragraph 3.1 of Appendix II

“Offer”	the offer of the grant of an Option made in accordance in paragraph 3.1 of Appendix II

“Offer Date”	in respect of an Option, the date on which an Offer is made to an Eligible Participant, which must be a Business Day

“Option”	an option to subscribe for Shares granted pursuant to the terms of the New Share Option Scheme

“Option Period”	in respect of any particular Option, the period to be determined and notified by the Board to the Grantee at the time of making an Offer during which the Grantee may exercise such Option in accordance with the terms of the New Share Option Scheme (subject to the provisions for early termination or extension thereof (as the case may be) contained in the New Share Option Scheme), which period may commence on a day after the Offer Date and in any event shall end not later than 10 years from the Offer Date

“PRC”	the People’s Republic of China (excluding, for the purpose of the New Share Option Scheme, Hong Kong, the Macau Special Administrative Region and Taiwan)

“Scheme Mandate Limit”	the total number of Shares in respect of which options may be granted pursuant to the New Share Option Scheme and any other share option schemes of the Company, being 10% of the aggregate of the number of Shares in issue as at the Adoption Date or the New Approval Date (as the case may be) (subject to adjustment in the event of any sub-division and consolidation of Shares after the relevant general meeting)

“Shares”	shares in the share capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the share capital of the Company as shall result from any such sub-division, reduction, consolidation, reclassification or reconstruction

“Shareholder(s)”	holder(s) of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Price”	means the price per Share at which a Grantee may subscribe for Shares upon the exercise of an Option as described in paragraph 4 of Appendix II

“subsidiary”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Transferred Employee”	an employee of the Group who is transferred outside the Group due to reasons which are beyond his control and in respect of whom such transfer is mandatory, and shall include a transfer to entities outside the Group which is initiated by the Central Government of the PRC. All other employees who are transferred outside the Group and whose transfer is not mandatory shall not be regarded as Transferred Employees but shall be regarded as employees who have left the employment of the Group and their Effective Options shall be treated in accordance with paragraph 9.8 of Appendix II. The Board shall, in its absolute discretion, determine who is a Transferred Employee

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Parent”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Vesting Schedule”	the arrangement whereby Options granted at a particular time may be exercised in one or more Board Lots in accordance with a pre- determined timetable as set out in the relevant Notice of Grant

“Term”	has the meaning ascribed to it in paragraph 2 of Appendix II

By Order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

APPENDIX I EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 238 of the Companies Ordinance.

Exercise of the Buy-back Mandate

The Directors believe that the flexibility afforded by the Buy-back Mandate would be beneficial to the Company. It is proposed that up to 10% of the total number of issued and outstanding Shares on the date of the passing of the ordinary resolution (subject to adjustment in the case of any subdivision and consolidation of Shares after the relevant general meeting) to approve the Buy-back Mandate may be bought back. As at the Latest Practicable Date, 23,784,084,796 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to buy back up to 2,378,408,479 Shares during the period up to the date of the next annual general meeting in 2015, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

Reasons for Buy-backs

Buy-backs of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

Funding of Buy-backs

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2013) in the event that the Buy-back Mandate is exercised in full.

However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention to sell Shares to the Company or its subsidiaries if the Buy- back Mandate is approved by the Shareholders.

No connected persons of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Buy-back Mandate is approved by the Shareholders.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Buy-backs Made by the Company

No buy-backs of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

Takeovers Code Consequences

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 40.89% of the total number of issued and outstanding Shares as at that date. If the Buy-back Mandate is exercised in full, Unicom BVI will be interested in approximately 45.43% of the reduced number of issued and outstanding Shares based on Unicom BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 33.98% of the total number of issued and outstanding Shares of the Company as at that date. If the Buy-back Mandate is exercised in full, Unicom Group BVI will be interested in approximately 37.76% of the reduced number of issued and outstanding Shares based on Unicom Group BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 74.87% shareholding in the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code as they are both ultimately controlled by Unicom Parent. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Buy-back Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a buy-back of the Shares.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest	Lowest
	HKD	HKD
2013
February	12.62	10.90
March	11.50	10.30
April	11.20	9.46
May	11.84	10.60
June	10.72	9.52
July	11.46	10.12
August	12.26	11.12
September	12.92	11.74
October	13.34	11.82
November	12.44	11.48
December	12.44	11.34
2014
January	11.72	9.94
February (up to the Latest Practicable Date)	10.80	9.94

APPENDIX II SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

The following is a summary of the principal terms of the New Share Option Scheme of the Company which is proposed to be approved at the annual general meeting of the Company on 16 April 2014.

1.	ELIGIBLE PARTICIPANTS

The Board may make Offers to participate in the New Share Option Scheme to any Director (including a Non-executive Director), any director of any subsidiary of the Company and any employee of the Group who the Board considers has contributed or will contribute to the Group, subject to any mandatory requirement on the New Share Option Scheme imposed by the relevant regulatory authorities.

2.	DURATION OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Effective Date (the “Term”), after which period no further Options shall be offered or granted but the terms of the New Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the terms of this.

3.	GRANT OF OPTIONS

3.1	Making an Offer

An Offer shall be made to an Eligible Participant by letter (the “Notice of Grant”) requiring the Eligible Participant to undertake to hold the option on the terms on which it is to be granted (which may include a minimum period for which the option must be held before it can be exercised and a performance criteria that must be satisfied by the Eligible Participant and/or the Group before the Option can be exercised in whole or in part) and to be bound by the terms and conditions of the New Share Option Scheme.

3.2	Acceptance of an Offer

An Offer shall be deemed to have been accepted by the Eligible Participant and to have taken effect when the duplicate Notice of Grant comprising acceptance of the Offer duly signed by the Grantee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof is received by the Company within the time period specified in the Offer.

3.3	Restrictions on Time of Grant

Any grant of Options may not be made after inside information has come to the Company’s knowledge until the Company has announced such information in accordance with the requirements of the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of:

(a)	the date of the meeting of the Board (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)	the deadline for the Company to publish an announcement of its results for any year or half- year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement, no Options may be granted; and where a grant of Options is to a Director, no Options may be granted on any day on which the financial results of the Company are published and during the period of:

(c)	60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(d)	30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

3.4	Grant to Connected Persons

Any grant of Options to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the independent non-executive Directors (excluding the independent non-executive Director who is the proposed Grantee of the Options in question) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the Shareholders.

3.5	Grant to Substantial Shareholders and Independent Non-Executive Directors

Where any grant of options to a substantial shareholder or an independent non-executive Director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon the exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person pursuant to the New Share Option Scheme and any other share option schemes of the Company in the 12 months period up to and including the Offer Date:

(a)	representing in aggregate over 0.1% of the total number of Shares in issue on the Offer Date; and

(b)	having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Offer Date, in excess of HK$5 million,

such further grant of Options shall be subject to prior approval by the Shareholders in general meeting and all connected persons of the Company shall abstain from voting in favour of the resolution relating to the grant of such Options at such general meeting.

3.6	Change in the terms of Options granted to Directors, chief executive and substantial shareholders

Any change in the terms of an Option granted to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the Shareholders in general meeting and all connected persons of the Company shall abstain from voting in favour of the resolution relating to the changes in the terms of such Options at such general meeting.

4.	SUBSCRIPTION PRICE

The Subscription Price in respect of any Option shall be determined by the Board in its absolute discretion and notified to any Eligible Participant (subject to any adjustments made pursuant to paragraph 12) but in any event shall not be less than the higher of:

(a)	the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheets on the relevant Offer Date in respect of such Option; and

(b)	the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five Business Days immediately preceding the relevant Offer Date.

5.	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

5.1	Scheme Mandate Limit

At any time during the Term, the maximum aggregate number of Shares in respect of which Options may be granted pursuant to the New Share Option Scheme shall be calculated in accordance with the following formula:

X = A – B – C

where:

X = the maximum aggregate number of Shares in respect of which Options may be granted pursuant to the New Share Option Scheme;

A = the Scheme Mandate Limit;

B = the maximum aggregate number of Shares underlying the Options already granted pursuant to the New Share Option Scheme; and

C = the maximum aggregate number of Shares underlying the options already granted pursuant to any other share option schemes of the Company.

Shares in respect of options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option schemes of the Company will not be counted for the purpose of determining the maximum aggregate number of Shares in respect of which Options may be granted pursuant to the New Share Option Scheme.

5.2	Renewal of Scheme Mandate Limit

The Scheme Mandate Limit may be renewed subject to prior Shareholders’ approval, but in any event, the total number of Shares in respect of which options may be granted pursuant to the New Share Option Scheme and any other share option schemes of the Company following the date of approval of the renewed limit (the “New Approval Date”) under the limit as renewed must not exceed 10% of the total number of Shares in issue as at the New Approval Date (subject to adjustment in case of any sub-division and consolidation of Shares after the relevant general meeting). Shares in respect of options granted pursuant to the New Share Option Scheme and any other share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the New Share Option Scheme or any other share option schemes of the Company or exercised options) prior to the New Approval Date will not be counted for the purpose of determining the maximum aggregate number of Shares in respect of which options may be granted following the New Approval Date under the limit as renewed. For the avoidance of doubt, Shares issued prior to the New Approval Date pursuant to the exercise of options granted pursuant to the New Share Option Scheme and any other share option schemes of the Company will be counted for the purpose of determining the number of Shares in issue as at the New Approval Date.

5.3	Grantee’s Maximum Holding

The maximum number of Shares issued and to be issued upon the exercise of the options granted to each Eligible Participant pursuant to the New Share Option Scheme (including both exercised and outstanding Options) in any 12-month period shall not (when aggregated with any Shares underlying options granted during such period pursuant to any other share option schemes of the Company) exceed 1% of the total number of Shares in issue for the time being.

6.	RIGHTS ATTACHED TO THE OPTIONS

The Options do not carry any right to vote at general meetings of the Company, or any dividend, transfer or other rights (including those arising on the winding up of the Company).

No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Option pursuant to the New Share Option Scheme, unless and until the Shares underlying the Option are actually issued to the Grantee pursuant to the exercise of such Option.

7.	RIGHTS ATTACHED TO THE SHARES

No dividends or distributions shall be payable in respect of any Shares underlying an Option which has not been exercised. Subject to the foregoing, the Shares which are allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a winding-up of the Company) as, the existing fully paid Shares in issue on the date on which those Shares are allotted and issued upon the exercise of the Option and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends and other distributions paid or made on or after the date of on which the Shares are allotted and issued, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date therefore shall be before the date on which the Shares are allotted ad issued.

8.	ASSIGNMENT OF OPTIONS

An Option shall be personal to the Grantee and shall not be assignable or transferable by the Grantee and the Grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option.

9.	EXERCISE OF OPTIONS

9.1	General

Subject to any restrictions applicable under the Listing Rules, an Option may be exercised in whole or in part (but if in part only, in respect of a Board Lot or any integral multiple thereof) by the Grantee at any time during the Option Period in accordance with the terms of the New Share Option Scheme and the terms on which the Option was granted. If the vesting of Shares underlying an Option is subject to the satisfaction of performance or other conditions and such conditions are not satisfied, the Option shall lapse automatically on the date on which such conditions are not satisfied in respect of the relevant Shares underlying the Option unless the Board determines otherwise.

9.2	Rights on Death

In the event of the death of the original Grantee and none of the grounds specified in paragraph 10(e) or 10(f) has occurred, the legal successors of the Grantee shall be entitled, at any time within six months from the date of death of the original Grantee, to exercise the Effective Options granted to the original Grantee before or on the date of death of such Grantee (to the extent not already exercised). The legal successors of the deceased Grantee shall be limited to personal legal representatives of the deceased Grantee or the persons who are entitled to inherit the rights of exercise of the deceased Grantee under the New Share Option Scheme by will or by the laws of succession.

9.3	Rights on Retirement or Incapacity

In the event of the retirement or Incapacity of the Grantee and none of the grounds specified in paragraph 10(e) or 10(f) has occurred, the Grantee may, at any time within six months from the date of the retirement or Incapacity of such Grantee, exercise the Effective Options granted to the Grantee before or on the date of the retirement or Incapacity of such Grantee (to the extent not already exercised).

9.4	Rights on a Takeover

In the event a general offer for Shares by way of takeover or otherwise (other than by way of a scheme of arrangement pursuant to paragraph 9.5 below) is made to all the Shareholders (or all such Shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or in concert with the offeror), the Company shall use its best endeavours to procure that such offer is extended to all the Grantees on the same terms mutatis mutandis. If such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, notwithstanding any other terms on which the Option was granted, the Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or, if the Company shall give the relevant notification, to the extent notified by the Company, by the Grantee giving notice to the Company at any time after the general offer becomes or is declared unconditional and up to the close of the offer (or, as the case may be, revised offer). Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. Subject to the foregoing, the Option (to the extent not already exercised) will lapse automatically on the date on which such offer (or, as the case may be, revised offer) closes.

9.5	Rights on a Scheme of Arrangement

In the event a general offer for Shares by way of a scheme of arrangement is made to all the Shareholders, the Company shall use its best endeavours to procure that such offer is extended to all the Grantees on the same terms mutatis mutandis. If such scheme of arrangement has been approved by the Shareholders at the requisite meetings prior to the expiry date of the relevant Option, notwithstanding any other terms on which the Option was granted, each Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or, if the Company shall give the relevant notification, to the extent notified by the Company, by the Grantee giving notice to the Company after the meetings and up to the record date for determining entitlements under such scheme of arrangement. Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. Subject to the foregoing and the scheme of arrangement becoming effective, the Option (to the extent not already exercised) will lapse automatically on the record date for determining entitlements under such scheme of arrangement.

9.6	Rights on a Compromise or Arrangement

If, pursuant to the Companies Ordinance, a compromise or arrangement between the Company and the Shareholders and/or the creditors of the Company is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies prior to the expiry date of the relevant Option, the Company shall give notice thereof to all Grantees (such notice to be given not later than three Business Days prior to the date of the proposed meeting) on the same date as it despatches to the Shareholders and/or the creditors of the Company a notice summoning the meeting to consider such a compromise or arrangement and, notwithstanding any other terms on which the Option was granted, each Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or, if the Company shall give the relevant notification, to the extent notified by the Company, by the Grantee giving notice to the Company. Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. The Company shall as soon as possible and in any event no later than one Business Day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise of the Option, credited as fully paid and shall issue to the Grantee (or his custodian agent) share certificate(s) in respect of the Shares so allotted. With effect from the date of such meeting, the rights of all Grantees to exercise their respective Options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all Options shall, to the extent that they have not been exercised, lapse automatically. The Board shall endeavour to procure that the Shares issued as a result of the exercise of Options in such circumstances shall for the purposes of such compromise or arrangement form part of the issued Shares on the effective date thereof and that such Shares shall in all respects be subject to such compromise or arrangement. If, for any reason, such compromise or arrangement is not approved by the Court (whether upon the terms presented to the Court or upon any other terms as may be approved by such Court), the rights of the Grantees to exercise their respective Options shall, with effect from the date of the making of the order by the Court, be restored in full and shall thereupon become exercisable (but subject to the other terms of the New Share Option Scheme) as if such compromise or arrangement had not been proposed by the Company and neither the Company nor the Directors shall be liable for any loss or damage suffered or sustained by any Grantee as a result of the aforesaid suspension of.

9.7	Rights on a Voluntary Winding-up

In the event a notice is given by the Company to the Shareholders to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company prior to the expiry date of the relevant Option, the Company shall give notice thereof to all the Grantees on the same day as it despatches to the Shareholders the notice convening the meeting (such notice to be given not later than three Business Days prior to the date of the proposed meeting) and, notwithstanding any other terms on which the Option was granted, each Grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent or, if the Company shall give the relevant notification, to the extent notified by the Company, by the Grantee giving notice to the Company. Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. The Company shall as soon as possible and in any event no later than one Business Day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise of the Option, credited as fully paid and shall issue to the Grantee (or his custodian agent) share certificate(s) in respect of the Shares so allotted. With effect from the date of such meeting, the rights of all Grantees to exercise their respective Options shall forthwith be suspended. On the date of the commencement of the voluntary winding-up of the Company, all Options shall, to the extent that they have not been exercised, lapse automatically. If, for any reason, the resolution for the voluntary winding-up of the Company is not approved by the Shareholders, the rights of the Grantees to exercise their respective Options shall be restored in full as if such resolution for the voluntary winding-up of the Company has not been proposed by the Company and neither the Company nor the Directors shall be liable for any loss or damage suffered or sustained by any Grantee as a result of the aforesaid suspension of rights.

9.8	Rights on a Mandatory Transfer

In the event of a Mandatory Transfer and none of the grounds specified in paragraph 10(e) or 10(f) has occurred, the Transferred Employee may, at any time within six months from the date of the Mandatory Transfer, exercise the Effective Options which granted to the Grantee before or on the date of the Mandatory Transfer (which date shall be the last actual working day of the Transferred Employee with the relevant member of the Group whether salary is paid in lieu of notice or not) of such Grantee (to the extent not already exercised).

9.9	Rights on a Mandatory Moratorium

In the event that a Mandatory Moratorium is imposed in respect of any Effective Option during the relevant Option Period (being the Option Period notified by the Board to the Grantee at the time of grant pursuant to paragraph 3.1 and as may be subsequently modified in accordance with the other terms of the New Share Option Scheme), the Board shall have the power to extend the Option Period of the relevant Effective Options by such period (which shall not exceed the aggregate Mandatory Moratorium period to which the relevant Effective Option is at that time known to the Board to have been and/or will be subject) as the Board shall in its absolute discretion determine, by giving notice thereof to the relevant Grantee.

9.10	Cessation of being an Eligible Participant for any other reasons

In the event the Grantee ceases to be an Eligible Participant for any reason other than his death, retirement, Incapacity, Mandatory Transfer or on one or more of the grounds specified in paragraph 10(e) or 10(f) resulting in a lapse of the Option, the Effective Options of the Grantee which have not been exercised on or before the date of cessation of employment will lapse automatically on the date immediately after such cessation and such Options shall in no circumstances be exercisable. For the avoidance of doubt, a Grantee does not cease to be an Eligible Participant only by reason of an internal transfer to another member of the Group.

9.11	Restrictions on the Aggregate Gains

Following the exercise of such Options, the aggregate gains (whether or not realised) achieved by the Grantee from all exercised Effective Options and/or options granted to the Grantee under any other share option schemes of the Company during the exercise period of all such options shall comply with any mandatory requirement on the exercise of any such Option imposed by the relevant regulatory authorities.

10.	LAPSE OF OPTIONS

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a)	the expiry of the Option Period (subject to the provisions of the New Share Option Scheme);

(b)	the expiry of any of the periods referred to in paragraphs 9.2, 9.3, 9.4, 9.5, 9.8 or 9.10;

(c)	the date of the commencement of the winding-up of the Company (as determined in accordance with the Companies (Winding Up) Ordinance);

(d)	the date on which the compromise or arrangement of the Company referred to in paragraph 9.6 becomes effective;

(e)	the date on which the Board resolves that the Option of the Grantee shall lapse and not be exercisable as a result of the Grantee, being an employee (including an executive director) of any member of the Group, ceasing to be such an employee by reason of the summary termination of his employment on any one or more of the grounds that he has been guilty of misconduct or has been convicted of any criminal offence involving his integrity or honesty;

(f)	the date on which the Board resolves that the Option of the Grantee shall lapse as a result of the Board or a general meeting of the Shareholders having resolved, in accordance with their respective powers granted under the Articles of Association of the Company or relevant laws or regulations, that the Grantee, being a Non-executive Director, shall cease to hold the office of Non-executive Director on any one or more of the grounds that he has been guilty of misconduct, has been convicted of any criminal offence involving his integrity or honesty, is prohibited by laws or regulation or court order from being a director, or is reprimanded by the Stock Exchange or any other stock exchange outside Hong Kong or by any relevant regulatory or governmental authorities;

(g)	the date on which the Grantee commits a breach of paragraph 8; and

(h)	(in respect of an Option the exercise of which is subject to vesting condition(s)) the date on which the performance criteria to vesting of the Option is not satisfied.

11.	CANCELLATION OF OPTIONS

The Board may at any time cancel Options previously granted to but not yet exercised by a Grantee. Where the Company cancels Options and offers new Options to the same Grantee, the offer of such new Options may only be made with available Options to the extent not yet granted (excluding the cancelled Options) within the limits prescribed by paragraph 5 above.

12.	REORGANIZATION OF CAPITAL STRUCTURE

In the event of an alteration in the capital structure of the Company whilst any Option remains exercisable by way of a capitalisation of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares or reduction of the share capital of the Company in accordance with applicable laws and the Listing Rules (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company or any of its subsidiaries is a party or in connection with any share option, restricted share or other equity incentive schemes of the Company) whilst any Option remains unvested or has vested but not yet been exercised, such corresponding adjustments (if any) shall be made to:

(a)	the number of Shares underlying the Option so far as unexercised; and/or

(b)	the Subscription Price,

or any combination thereof, provided that

(c)	any such adjustments give a Grantee the same proportion of the share capital of the Company as that to which that Grantee was previously entitled; and

(d)	notwithstanding paragraph 12(c), any adjustments as a result of an issue of securities with a price-dilutive element, such as a rights issue, open offer or capitalisation issue, should be based on a scrip factor similar to the one used in accounting standards in adjusting the earnings per share figures.

In respect of any such adjustments, the Auditors or an independent financial adviser to the Company (as the case may be) must confirm to the Directors in writing that the adjustments are in their opinion fair and reasonable.

13.	ALTERATION OF THE NEW SHARE OPTION SCHEME

Save as provided in the New Share Option Scheme, the Board may alter any of the terms of the New Share Option Scheme and the terms of the Options (including amendments in order to comply with changes in legal or regulatory requirements) at any time. Those specific provisions of the New Share Option Scheme which relate to matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Eligible Participants and changes to the authority of the Board in relation to any alteration of the terms of the New Share Option Scheme shall not be made, in either case, without the prior approval of the Shareholders in general meeting.

Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any changes to the terms of the Options granted must be approved by the Shareholders in general meeting, except where the alterations or changes take effect automatically under the existing terms of the New Share Option Scheme. The Board’s determination as to whether any proposed alteration to the terms and conditions of the New Share Option Scheme is material shall be conclusive. The New Share Option Scheme so altered must comply with Chapter 17 of the Listing Rules and any mandatory requirement on the New Share Option Scheme imposed by the relevant regulatory authorities from time to time.

14.	TERMINATION OF THE NEW SHARE OPTION SCHEME

The Company by ordinary resolution in general meeting or the Board may at any time terminate the New Share Option Scheme and in such event, no further Options may be offered or granted but in all other respects the terms of the New Share Option Scheme shall remain in full force and effect in respect of Options which are granted during the life of the New Share Option Scheme and which remain exercisable immediately prior to the termination of the operation of the New Share Option Scheme.

15.	ADMINISTRATION OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to the New Share Option Scheme or its interpretation or effect shall (save as otherwise provided herein) be final and binding on all parties. The Board shall have the right to (a) interpret and construe the provisions of the New Share Option Scheme, (b) determine the persons (if any) who shall be offered Options pursuant to the New Share Option Scheme, the terms and conditions on which Options are granted, the duration of the Option Period, when the Shares underlying the Options may vest and be exercised, the number of Shares underlying the Options and the Subscription Price, (c) subject to paragraphs 12 and 13, make such adjustments to the terms of the Options granted pursuant to the New Share Option Scheme to the relevant Grantee as the Board deems necessary and shall notify the relevant Grantee of such adjustments by written notice and (d) make such other decisions or determinations as it shall deem appropriate in relation to the Offers and/or the administration of the New Share Option Scheme, provided that the same are not inconsistent with the terms of the New Share Option Scheme and the Listing Rules. The Board shall have the power from time to time to make or vary regulations for the administration and operation of the New Share Option Scheme, provided that the same are not inconsistent with the other provisions of the New Share Option Scheme. The Board shall also have the power to delegate its powers to grant Options to Eligible Participants and to determine the Subscription Price to any of the Directors or any duly authorised committee of the Board from time to time.

16.	GENERAL

The New Share Option Scheme and all Options granted and exercised thereunder shall comply with all applicable laws and regulations (including the Listing Rules and any mandatory requirements on the New Option Scheme imposed by the relevant regulatory authorities from time to time).

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED (the “Issuer”)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(the “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

(the “Guarantor”)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the “CB Terms and Conditions”). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the CB Terms and Conditions.

The directors of the Issuer and the Guarantor jointly announce that on 27 February 2014 that the Guarantor proposed to pay a final dividend of RMB0.16 per Share for the year ended 31 December 2013 (the “2013 Final Dividend”) to the Shareholders, subject to approval of the Shareholders at the proposed annual general meeting of the Guarantor to be held on 16 April 2014. The 2013 Final Dividend is expected to be paid in Hong Kong dollars on or about 15 May 2014 to those members registered in the Guarantor’s register of members (the “Register of Members”) as at 29 April 2014 (the “Dividend Record Date”).

As stipulated under Clause 6.4 of the Trust Deed, the Guarantor hereby gives notice to the holders of the Convertible Bonds of the closure of the Register of Members.

The Register of Members will be closed during the following periods:

(1)	from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the annual general meeting of the Guarantor; and

(2)	from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the Shareholders’ entitlement to the 2013 Final Dividend.

Holders of the Convertible Bonds who wish to exercise their Conversion Rights attaching to their Convertible Bonds so as to be entitled to the 2013 Final Dividend should lodge the properly completed and signed Conversion Notices with any Conversion Agent, together with the relevant Certificate and any amount required to be paid, in each case, in accordance with Condition 6(B) of the CB Terms and Conditions by close of ordinary business on 15 April 2014 in order to ensure sufficient time for registration as a Shareholder of the Guarantor by the Dividend Record Date.

Holders of the Convertible Bonds who submit Conversion Notices to any Conversion Agent after close of ordinary business on 15 April 2014 but before close of ordinary business on 29 April 2014 may not be registered as Shareholders by the Dividend Record Date, and therefore may not be entitled to the 2013 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2013 Final Dividend pursuant to Condition 6(B)(iii) of the CB Terms and Conditions.

Conversion Notices can only be submitted to a Conversion Agent during normal business hours of the Conversion Agent.

By Order of the Board	By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED	BILLION EXPRESS INVESTMENTS LIMITED
CHU KA YEE	CHU KA YEE
Company Secretary	Company Secretary

Hong Kong, 11 March 2014

As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this notice, the board of directors of China Unicom (Hong Kong) Limited comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny